300 North LaSalle

Chicago, Illinois 60654

H. Kurt von Moltke, P.C. To Call Writer Directly: (312) 862-2295 kvonmoltke@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 7, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:	Russell Mancuso
Joseph McCann

	Re:	KEMET Corporation
Registration Statement on Form S-3
Amended December 7, 2010 (SEC File No. 333-170073)

Gentlemen:

On behalf of KEMET Corporation, a Delaware corporation (the “Company”), we are writing to respond to the comments raised in telephone conversations on December 7, 2010 with the staff of the Securities and Exchange Commission (the “Staff”) relating to the Company’s Registration Statement on Form S-3 (the “Registration Statement”).  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the base prospectus and preliminary prospectus set forth in the Registration Statement (the “Prospectus”).

The Staff has raised the question of whether the offering of securities covered by the Registration Statement is being made pursuant to Rule 415 under the Securities Act of 1933 (“Rule 415”).  The selling stockholder has informed the Company that it intends to resell its securities on a delayed basis.

We note that in the base Prospectus dated December 7, 2010, the Plan of Distribution clearly and accurately sets forth the current intent of the selling stockholder to “offer and sell all or a portion of the shares covered by this prospectus from time to time, in one or more of the following transactions: …”  This is the essence of a Rule 415 offering that is being made on a continuous or delayed basis.  The selling stockholder has the ability to offer and sell the shares being registered at one time or from time to time, in the various types of distributions as described in the prospectus once the Registration Statement has been declared effective, including but not limited to an underwritten firm commitment offering.  That is not the only manner of distribution being described, and it is not the intent of the selling stockholder to limit the manner of offering to only that type of offering.  In fact, the selling stockholder could engage

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in simultaneous distributions with different manners of sale, as long as each was properly described in a prospectus supplement.

We note that the prospectus supplement contained in the Registration Statement as filed in December 7, 2010 proposes an offering of up to 10 million shares of common stock, which is the same number registered in the Registration Statement.  However, the selling stockholder believes that the overall  offering is being made on a delayed basis for purposes of Rule 415 because it it is possible that it may not sell any or all of the securities offered in this prospectus supplement at this time, whether due to market conditions or otherwise.  There simply may be insufficient demand for the 8.7 million shares specified in the prospectus supplement.  In addition, 1.3 million of the shares are subject to an underwriter over-allotment option, and thus may or may not be sold following the offering depending on market conditions and the trading price of the Company’s common stock.  As a result, if the selling stockholder is not able to sell all of the shares offered in the prospectus supplement, including those shares subject to the over-allotment option, it currently intends that it would undertake a subsequent offering or offerings to sell the remaining shares.  If the selling stockholder were not able to use Rule 415, it would be required to file a new registration statement to effect those sales (similar to what an issuer would have to do in an IPO if it were not able to sell all of the shares offered therein in an offering made with a Registration Statement on Form S-1).  As a result, because it is the current intent of the selling stockholder to conduct an offering of the securities covered by the Registration Statement on a delayed basis, it should be able to use Rule 415 for this offering.

We hope that the foregoing has been responsive to the Staff’s question.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2295.

Sincerely,

/s/ H. Kurt von Moltke, P.C.

H. Kurt von Moltke, P.C.

cc:	William M. Lowe, Jr.
KEMET Corporation